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                                                                  EXHIBIT (d)(5)

                           DB CAPITAL INVESTORS, L.P.
                              31 WEST 52ND STREET
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10019

                            EQUITY COMMITMENT LETTER

January 27, 2002


J Holdings Corp.
J Acquisition Corp.
ACI Capital Co., Inc.

c/o ACI Capital Co., Inc.
900 Third Avenue
26th Floor
New York, New York  10022

Ladies and Gentlemen:

We are pleased to confirm the arrangements under which DB Capital Investors, L.P. ("DBCI") is committed to provide equity capital in connection with the transactions described herein in the amount, on the terms and subject to the conditions set forth in this letter (together, the "COMMITMENT LETTER") and the Fee Letter (as defined below).

We understand that J Holdings Corp., a Delaware company ("PARENT", which is a newly formed, wholly owned subsidiary of ACI Capital Co., Inc. ("ACI")), and J Acquisition Corp., a Delaware company and a wholly owned subsidiary of Parent ("PURCHASER"), will sign, concurrently herewith, a merger agreement, dated the date hereof, and in the form attached hereto as EXHIBIT A (along with any other agreements or documents entered into in connection therewith or delivered pursuant thereto, the "ACQUISITION AGREEMENT") to acquire (the "ACQUISITION") all of the issued and outstanding common stock of Jenny Craig, Inc., a Delaware corporation (the "COMPANY"). In addition, in connection with the Acquisition, Parent, Purchaser, Sidney Craig, Jenny Craig, SJF Enterprises, Inc., DA Holdings, Inc., Craig Enterprises, Inc. and the Company will enter into a Stockholders' Voting Agreement, dated the date hereof and substantially in the form attached hereto as EXHIBIT B (along with any other agreements or documents entered into in connection therewith or delivered pursuant thereto, the "VOTING AGREEMENT"). We have confirmed that the total purchase price and financing requirements (including equity financing


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January 27, 2002
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being provided by ACI, Company stockholders and management) for the Acquisition will be financed as set forth on EXHIBIT C hereto (the "FINANCINGS").

1. Commitment. DBCI is pleased to confirm its commitment (the "COMMITMENT") to invest $10 million in the equity capital of Parent, of which $9 million shall be invested in the preferred stock of Parent and $1 million shall be invested in the common stock of Parent, on the terms and subject to the conditions contained in this Commitment Letter and in the outline of terms and conditions attached hereto as Exhibit D (the "TERM SHEET"). DBCI's Commitment is subject, in its discretion, to the conditions set forth in this Commitment Letter and in the Term Sheet and to the negotiation, execution and delivery of definitive documentation evidencing the Financings (along with any other agreements or documents entered into in connection therewith or delivered pursuant thereto, the "FINANCING Agreements"), satisfactory to DBCI and its counsel and the satisfaction of the terms, conditions and covenants contained therein.

2. Fees and Expenses. The fees for these services, among others, are to be set forth in a separate letter (the "FEE LETTER"), to be entered into prior to the closing of the Acquisition by and among ACI, DBCI, Parent and Purchaser.

3. Conditions Precedent. DBCI's obligations hereunder are conditioned on the following:

a. The transactions contemplated by the Acquisition Agreement and the Voting Agreement shall have been consummated concurrently with, or shall be ready for consummation immediately after, DBCI's equity financing hereunder on the terms and conditions set forth in such agreements without modification, amendment or waiver, except as previously consented to in writing by DBCI. All conditions precedent to the obligations of Parent and Purchaser under such agreements (other than Section 6.3(c) of the Acquisition Agreement) shall have been satisfied without modification, amendment or waiver, except as previously consented to in writing by DBCI.

b. The transactions contemplated by the Financing Agreements shall have been consummated prior to or concurrently with DBCI's equity financing hereunder in accordance with their terms, without modification, amendment or waiver, except as previously consented to in writing by DBCI. All conditions precedent to the obligations of the lenders or investors under the Financing Agreements shall have been satisfied, other than any conditions relating to the equity capital contemplated by this letter, the equity capital commitment letters from SJF Enterprises, Inc. and ACI and the junior subordinated debt commitment letter from ACI and DBCI, each of even date herewith.

c. ACI, Parent and Purchaser shall have complied with their obligations hereunder.

4. Covenants. DBCI, ACI, Parent and Purchaser agree as follows:

a. DBCI shall, and shall be permitted to, consummate the investment contemplated by the Commitment in accordance with the terms hereof.



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January 27, 2002
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b.      Parent and Purchaser shall, and ACI shall cause them to, consummate the transactions contemplated by the Acquisition Agreement and the Voting Agreement and satisfy their obligations thereunder, without amendment, modification or waiver except as previously consented to in writing by DBCI.

c. ACI, Parent and Purchaser shall, and ACI shall cause Parent and Purchaser to, consummate the transactions contemplated by the Financing Agreements without amendment, modification or waiver, except as previously consented to in writing by DBCI. Without limiting the generality of the foregoing, there shall be no equity, debt or other financing of any type other than as set forth on EXHIBIT C hereto, without the prior written consent of DBCI.

d. Parent and Purchaser shall, and ACI shall cause them to, to the extent commercially reasonable, enforce their respective rights and the obligations of the Company and other parties to the Acquisition Agreement or Voting Agreement (such other parties to the Voting Agreement, the "JC PARTIES"), including any rights to compensation or payments of any kind from any of the Company or the JC Parties whether or not the Acquisition is consummated, whether in respect of damages for breach, payments of termination fees, payments of expenses, gains owing under the Voting Agreement or otherwise.

e. ACI, Parent and Purchaser shall promptly keep DBCI informed of, consult and confer with DBCI on all matters relating to the Acquisition, Acquisition Agreement, Voting Agreement, Financing and Financing Agreements and any discussions, communications or negotiations by and between ACI, Parent and Purchaser on the one hand and any of the Company or the JC Parties on the other hand in respect thereof. Such obligation shall include provision of copies of material correspondence, documents and other information and adequate notice and opportunity to attend conferences and meetings in respect thereof. In addition ACI, Parent and Purchaser shall apprise DBCI of, and consult with DBCI concerning all actions they may take or consider pursuant to or as contemplated by the Acquisition Agreement, Voting Agreement and Financing Agreements including exercise of rights thereunder regarding termination, information, further assurances, covenants, conditions, rights upon breach, enforcement of nonsolicitation and other rights.

f. Without limiting DBCI's other rights in this Commitment Letter, in the event that an alternate bidder for the Company emerges or for some other reason an altered or improved bid for the Company is necessary or contemplated, DBCI will be given the opportunity, but will not be obligated, to participate in any transactions contemplated in order to improve the terms of the Acquisition Agreement or make an alternative offer for the Company on the same percentage basis relative to ACI as the percentage resulting from dividing DBCI's original commitment to purchase debt and equity capital in Parent hereunder by ACI's original commitment to purchase debt and equity capital in Parent.



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January 27, 2002
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5. Acknowledgment. Each of ACI and DBCI has, independently and without reliance on the other party, based on such information and due diligence it has conducted as it has deemed appropriate, made its own analysis and decision to enter into its commitment to invest in Parent and to enter into the other documents and transactions contemplated by the Acquisition and the Acquisition Agreement. Each of ACI and DBCI will independently and without reliance upon the other party, continue to make its own decisions and to conduct its own due diligence with respect to the operation of the Company and the matters, transactions and any related agreements contemplated by the Acquisition and the Acquisition Agreement. ACI represents and warrants that it has made available to DBCI all the due diligence materials which ACI has received from the Company.

6. Confidentiality. Please note that this Commitment Letter, the Fee Letter, the transactions contemplated hereby and any written or oral information provided by DBCI in connection with this arrangement is exclusively for the information of ACI, Parent, Purchaser and the Company and may not be disclosed to any other party or circulated or referred to publicly without DBCI's prior written consent, except that you may disclose such information to your and the Company's officers, directors, agents and advisors who are directly involved in the consideration of the transactions contemplated hereby to the extent such persons are obligated to hold such advice in confidence or if otherwise required by law or in the event such information or documents are made public through no fault of ACI, Parent or Purchaser.

7. Assignment. None of DBCI, ACI, Parent or Purchaser may assign any of their respective rights or be relieved of any of their respective obligations hereunder without the prior written consent of the other parties hereto.

8. Termination. The Commitment will terminate upon the first to occur of (i) the closing of the Acquisition, (ii) the abandonment or termination of the Acquisition Agreement, (iii) a material breach by ACI, Parent or Purchaser under this Commitment Letter or the Fee Letter, provided, however, that DBCI shall notify ACI in writing of such breach, whereupon ACI shall have a commercially reasonable period of time (not to exceed twenty (20) calendar days) after ACI's receipt of such notice to cure such breach or (iv) the Expiration Date (as defined in the Acquisition Agreement), as may be extended in accordance with the terms of the Acquisition Agreement.



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January 27, 2002
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Please confirm that the foregoing is in accordance with your understanding by signing and returning to DBCI the enclosed copy of this Commitment Letter on or before the close of business on the date hereof, whereupon this Commitment Letter shall become a binding agreement among us.

Very truly yours,

DB CAPITAL INVESTORS, L.P.

By: /s/ ROBERT SHARP
    ------------------------------
        Authorized Signatory

                                            Confirmed as of the date above:



                                            ACI CAPITAL CO., INC.

                                            By:/s/ KEVIN S. PENN
                                               ----------------------------
                                               Name: Kevin S. Penn
                                               Title: Managing Director

                                            Confirmed as of the date above:



                                            J HOLDINGS CORP.

                                            By:/s/ KEVIN S. PENN
                                               ----------------------------
                                               Name: Kevin S. Penn
                                               Title: President



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January 27, 2002
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                                            Confirmed as of the date above:



                                            J ACQUISITION CORP.

                                            By: /s/ KEVIN S. PENN
                                                -----------------
                                            Name: Kevin S. Penn
                                            Title: President



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                                    EXHIBIT D

          OUTLINE OF TERMS AND CONDITIONS FOR PROPOSED EQUITY FINANCING

This Outline of Terms and Conditions is part of the Equity Commitment Letter, dated January 27, 2002 (the "Commitment Letter"), addressed to J Holdings Corp., J Acquisition Corp. and ACI Capital Co., Inc. ("ACI") by DB Capital Investors, L.P. (the "Investor"), and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

ISSUER:               J Holdings Corp.

TOTAL ISSUANCE
OF PREFERRED:         $18 million

TOTAL ISSUANCE
OF COMMON:            $2 million

COMMITMENT
BY INVESTOR:          $9 million in senior preferred stock (the "Preferred"),
                      having an aggregate liquidation preference of $9 million, and $1 million in shares of Common Stock (the "Common"), at a price of $0.10 per share.

MANDATORY
REDEMPTION
OF PREFERRED:         Five years.


PREFERRED             Cumulative undeclared dividends (declarable only in cash),
DIVIDENDS:            payable at the rate of 15% per annum, or such lower rate
                      as would ensure for any time in which ACI remains a holder of the Preferred that the combined interest + dividend rate payable on the Issuer's capital (which shall be an amount equal to the sum of the Purchaser Debt Financing
                      (as defined in the Acquisition Agreement), Preferred and Common (which includes paid in capital and additional paid in capital)) does not exceed 15% for any annual period
                      (the applicable rate at any time being the "Base Rate");
                      provided, however, that the foregoing limitation shall only apply to the extent that ACI remains subject to applicable limitations prescribed by the Small Business
                      Administration ("SBA"). The rate paid on the Issuer's capital shall be calculated in a manner consistent with applicable regulations of the SBA.

USE OF PROCEEDS:      To finance the Acquisition and the general working capital needs of the Issuer.

OPTIONAL              At the option of the Issuer, with no penalty.
REDEMPTION:

TRANSFERABILITY:      Subject to restrictions contained in the Stockholders'
                      Agreement.



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COVENANTS:            Standard for this type of security, including, but not
                      limited to, reporting requirements, change of control restrictions, approval of mergers, acquisitions, equity issuances, payment of dividends, debt incurrence, redemption of equity or debt, amendments to the preferred stock, amendments of equity rights, amendments to the Issuer's charter and bylaws, changes in the Issuer's management, material changes in business strategy, increase in size of Board, etc. Such covenants will not restrict the Issuer's ability to incur debt for the sole purpose of prepaying Preferred.

CONDITIONS:           Customary conditions precedent, including, without
                      limitation:
                      1) Negotiation, execution, delivery of definitive documentation.
                      2) Closing of the Acquisition contemplated by the Acquisition Agreement.



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